UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number:  001-16601

Frontline Ltd.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Frontline Ltd. (the "Company"), dated May 25, 2011, announcing the Company's financial results for the first quarter of 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)
Dated: May 26, 2011
By: /s/ Inger M. Klemp Inger M. Klemp Principal Financial Officer

Exhibit 1

FRONTLINE LTD.
FIRST QUARTER 2011 RESULTS

Highlights

•	Frontline reports net income attributable to the Company of $15.5 million and earnings per share of $0.20 for the first quarter of 2011.
•	Frontline announces a cash dividend of $0.10 per share for the first quarter of 2011.

•
In January 2011, Frontline sold its 2006-built VLCC Front Shanghai and recorded a gain of $7.9 million in the first quarter. In addition, a gain of $13.8 million will be recognized over the remaining period of the two year time charter-in.

•	In January 2011, Frontline sold all its shares in OSG. The sale generated $46.5 million in cash and the Company recorded a loss of $3.3 million in the first quarter of 2011.
•
The termination of the charters for the single hull VLCCs Ticen Sun (ex. Front Highness) and Front Ace took place in February and March 2011, respectively, and Frontline received a compensation payment of $5.3 million for the early termination of the charters, which was recorded in the first quarter of 2011.

•
In March 2011, the Company exercised its option to acquire the 2002-built VLCC Front Eagle and sold the vessel to an unrelated third party for $67.0 million with expected delivery in the second quarter of 2011. The Company expects to record a gain of approximately $4.2 million in the second quarter and a gain of approximately $13.0 million over the period of the two year time charter-in.

•
In March 2011, the Company received $8.8 million being the market value adjustment to a funding agreement, which was terminated by the Company in February 2011. This amount was recorded in the first quarter of 2011 in accordance with the terms of the contract.

•
In April and May 2011, Frontline agreed with Ship Finance to terminate the long term charter parties between the companies for the OBO carriers Front Leader and Front Breaker, respectively. The Company expects to record losses of approximately $9.3 million and $8.0 million, respectively, for the two terminations in the second quarter of 2011.

First Quarter 2011 Results

The Board of Frontline Ltd. (the "Company" or "Frontline") announces net income attributable to the Company of $15.5 million for the first quarter of 2011, equivalent to earnings per share of $0.20, compared with a net loss attributable to the Company of $11.8 million for the fourth quarter of 2010, equivalent to a loss per share of $0.15.

The increase in net income attributable to the Company compared to the fourth quarter is due to the gain on sale of assets and other non-operating items and improved result from operations. The net income attributable to the Company in the first quarter includes a gain on sale of assets and amortization of deferred gains of $13.2 million, which comprises a gain of $7.9 million on the sale of Front Shanghai and a gain of $5.3 million on the termination of the Ticen Sun and Front Ace charters. The net income attributable to the Company in the first quarter also includes non-operating gains of $8.1 million. This mainly relate to a market value adjustment of $8.8 million to a funding agreement held by the Golden State companies in Independent Tankers Corporation Limited ("ITCL") for which termination notice was given by the Golden State companies in February 2011 and the amortization of a deferred gain of $3.1 million on the sale of a newbuilding contract, which were partially offset by a loss of $3.3 million on the sale of the Company's shares in Overseas Shipholding Group Inc. ("OSG").

The loss attributable to the Company in the fourth quarter includes a gain on sale of assets and amortization of deferred gains of $4.6 million relating to the amortization of a deferred gain on three lease terminations. The loss attributable to the Company in the fourth quarter also includes non-operating losses of $5.2 million, which mainly relate to a loss of $9.4 million following a market price adjustment of shares owned in OSG partially offset by a market value adjustment of $3.6 million to a guaranteed investment contract held by the Windsor companies in ITCL for which termination notice was given by the Windsor companies in December 2010.

The average daily time charter equivalents ("TCEs") earned in the spot and period market in the first quarter by the Company's VLCCs (including single hull VLCCs), Suezmax tankers and Suezmax OBO carriers were $28,600, $17,300 and $36,300 respectively, compared with $24,700, $16,500, and $45,100, respectively, in the preceding quarter. The spot earnings for the Company's double hull VLCCs and Suezmax vessels were $27,400 and $16,000, respectively, in the first quarter compared with $22,600 and $15,200, respectively, in the fourth quarter. The Gemini Suezmax pool had spot net earnings of $17,700 per day in the first quarter compared with $14,600 per day in the fourth quarter. The Company's double hull VLCCs, excluding the spot index related time charter vessels, had spot earnings of $28,200 per day in the first quarter compared with $23,300 in the fourth quarter.

Profit share expense of $2.3 million has been recorded in the first quarter as a result of the profit sharing agreement with Ship Finance International Limited ("Ship Finance"), compared to $2.0 million in the fourth quarter. Ship operating expenses decreased by $2.5 million compared to the fourth quarter primarily due to a decrease in dry docking costs of $3.1 million (two vessels were drydocked in the quarter compared with three vessels in the preceding quarter).

Charter hire expenses decreased by $1.0 million in the first quarter compared with the fourth quarter, mainly due the redelivery of Desh Ujaala offset by charterhire on the Front Shanghai following the sale of the vessel.

Interest income was $2.2 million in the first quarter, of which $2.1 million relates to restricted deposits held by subsidiaries reported in ITCL. Interest expense, net of capitalized interest, was $36.1 million in the first quarter of which $7.4 million relates to ITCL.

As of March 31, 2011 the Company had total cash and cash equivalents of $183.0 million and restricted cash of $244.3 million. Restricted cash includes $180.0 million relating to deposits in ITCL and $62.0 million in Frontline, which is restricted under the charter agreements with Ship Finance.

In May 2011, the Company has average total cash cost breakeven rates for the remainder of 2011 on a TCE basis for VLCCs and Suezmax tankers of approximately $29,700 and $24,700, respectively.

Fleet Development

In January 2011, the chartered-in VLCC Desh Ujaala was re-delivered to the owners and the Company sold its 2006-built VLCC Front Shanghai. The net sale proceeds for Front Shanghai were $91.24 million and after repayment of debt the sale generated $31.5 million in cash. The Company has in connection with the sale agreed to charter back the vessel from the new owner. The duration of the time charter is approximately two years at a rate of $35,000 per day. Delivery to the new owners and commencement of the time charter took place on January 26, 2011. The Company recorded a gain of $7.9 million in the first quarter. In addition, a gain of $13.8 million will be recognized on a straight line basis over the remaining period of the time charter.

In February 2011, the Company agreed with Ship Finance to terminate the long term charter parties between the companies for the single hull VLCCs Ticen Sun (ex. Front Highness) and Front Ace and Ship Finance simultaneously sold the vessels to unrelated third parties. The termination of the charters took place in February and March 2011, respectively. Ship Finance made a compensation payment to the Company of $5.3 million for the early termination of the charters, which was recorded in the first quarter.

In March 2011, the Company exercised its option to acquire the 2002-built VLCC Front Eagle and sold the vessel to an unrelated third party for $67.0 million. The Company has, in connection with the sale, agreed to charter back the vessel from the new owner. The duration of the time charter is approximately two years at a rate of $32,500 per day. Delivery to the new owners and commencement of the time charter is expected to take place concurrently in the second quarter of 2011. The Company expects to record a gain of approximately $4.2 million in the second quarter. In addition, the Company expects to record a gain of approximately $13.0 million over the period of the two year time charter-in.

In March 2011, the bareboat charter out contract for the single hull VLCC Front Lady was extended until August 2013.

In April 2011, the Company agreed with Ship Finance to terminate the long term charter party between the companies for the OBO vessel Front Leader and Ship Finance simultaneously sold the vessel. The termination of the charter party took place on April 12, 2011 and the Company made a compensation payment to Ship Finance of $7.7 million for the early termination of the charter party. The Company expects to record a loss of approximately $9.3 million in the second quarter of 2011.

In May 2011, Frontline agreed with Ship Finance to terminate the long term charter party between the companies for the OBO carrier Front Breaker and Ship Finance has simultaneously sold the vessel. The termination of the charter is expected to take place in May 2011 and Frontline will make a compensation payment to Ship Finance of approximately $6.6 million for the early termination of the charter. The Company expects to record a loss of approximately $8.0 million in the second quarter of 2011.

Newbuilding Program

As of March 31, 2011, Frontline's newbuilding program comprised two Suezmax tankers and five VLCCs, which constitute a contractual cost of $650 million. Installments of $198.5 million have been made on the newbuildings and the remaining installments to be paid as of March 31, 2011 amount to $451.5 million, with expected payments of approximately $106.9 million in 2011, $168.9 million in 2012 and $175.7 million in 2013.

In November 2010, the Company secured pre- and post-delivery financing in the amount of $147 million representing 70 percent of the contract price for the first two VLCCs to be delivered in 2012.

For the three remaining VLCCs and the two Suezmax tanker newbuildings to be delivered between late 2012 and 2013, the Company has not yet established pre- and post-delivery financing.  Based on the secured financing for the VLCCs we assume a 70 percent financing of current market values for these newbuildings. Based on these assumptions, Frontline has already paid the equity investment and the remaining newbuilding installments are expected to be fully financed by bank debt.

Corporate

In January 2011, Frontline sold all its shares in OSG. The sale generated approximately $46.5 million in cash and the Company recorded a loss of $3.3 million in the first quarter in other non-operating items.

On April 11, 2011, the Company announced that it had approved a grant of 145,000 share options under the terms of the existing share option scheme. The share options will have a five-year term and will vest equally one third each year over a three-year vesting period. The strike price for the options has been set to NOK 131.10 per share.

On May 24, 2011, the Board declared a dividend of $0.10 per share. The record date for the dividend is June 8, 2011, the ex dividend date is June 6, 2011 and the dividend will be paid on or about June 28, 2011.

77,858,502 ordinary shares were outstanding as of March 31, 2011, and the weighted average number of shares outstanding for the quarter was 77,858,502.

The Market

The market rate for a VLCC trading on a standard 'TD3' voyage between the Arabian Gulf and Japan in the first quarter of 2011 was WS 58; equivalent to $20,200/day; representing an increase of approximately WS 0.3 points from the fourth quarter of 2010 and a decrease of WS 31 points from the first quarter of 2010.

The market rate for a Suezmax trading on a standard 'TD5' voyage between West Africa and Philadelphia in the first quarter of 2011 was WS 82; equivalent to approximately $19,800/day compared to approximately $21,700/day in the fourth quarter of 2010, representing a decrease of approximately WS 32 points from the fourth quarter of 2010 and a decrease of WS 11 points from the first quarter of 2010.

Bunkers at Fujairah averaged $600/mt in the first quarter of 2011 compared to $488/mt in the fourth quarter of 2010; an increase of approximately $112/mt. Bunker prices varied between a low of $517/mt at the beginning of January and a high of $674/mt at the end of February. On May 23, 2011, the quoted bunker price in Fujairah was 624.5/mt.

Philadelphia bunkers averaged $604/mt in the first quarter, which was an increase of $101/mt from the fourth quarter of 2010. Bunker prices varied between a low of $525/mt at the beginning of January and a high of $680/mt at the end of March. On May 23 , 2011, the quoted bunker price in Philadelphia was 639.5/mt.

The International Energy Agency's ("IEA") May 2011 report stated an average OPEC oil production, including Iraq, of 29.7 million barrels per day (mb/d) during the first quarter of the year. This was an increase of 210,000 barrels per day compared to the fourth quarter of 2010 and an increase of 630,000 barrels per day compared to the first quarter of 2010.

IEA further estimates that world oil demand averaged 88.4 mb/d in the first quarter of 2011, representing a decrease of 1.0 mb/d compared to the fourth quarter of 2010 and an increase of approximately 1.9 mb/d from the first quarter of 2010. Additionally, the IEA estimates that world oil demand will average approximately 89.2 mb/d in 2011, representing an increase of 1.5 percent or approximately 1.3 mb/d from 2010.

The VLCC fleet totalled 565 vessels at the end of the first quarter of 2011, up from 548 vessels at the end of the previous quarter. 17 VLCCs were delivered during the quarter versus an estimated 25 at the beginning of the year. Throughout 2011 the current estimate is 79 deliveries. The orderbook counted 167 vessels at the end of the first quarter, down from 184 orders from the previous quarter. No new orders were placed during the quarter and the current orderbook represents approximately 30 percent of the VLCC fleet. During the quarter no vessels were removed from the trading fleet and the single hull fleet still stands counts 43 vessels according to Fearnleys. These vessels are currently not effectively traded.

The Suezmax fleet totalled 420 vessels at the end of the first quarter, up from 410 vessels at the end of the previous quarter. 11 vessels were delivered during the quarter versus an estimated 23 at the beginning of the year. Throughout 2011 the current estimate is 62 deliveries. The orderbook counted 135 vessels at the end of the quarter, down from 146 vessels at the end of the previous quarter. No new orders were placed during the quarter and the current orderbook now represents approximately 32 percent of the total fleet. During the quarter one vessel was removed from the trading fleet and the single hull fleet now stands at 13 vessels according to Fearnleys.

Strategy and Outlook

We focus on maintaining our position as the leading operator of VLCC and Suezmax tankers. However, Frontline will seek to optimize the size of the fleet paying attention to the underlying cyclicality in the tanker business, including asset prices. The target is not to be the largest owner of tonnage, but to seek the highest return on the investments over the cycle. Such an approach will from time to time lead to divestments and to a more passive investment philosophy. By following a strategy of maintaining a certain fixed charter coverage percentage for the double hull vessels, full fixed charter coverage for the single hull vessels and a high fixed charter coverage percentage for the OBO vessels, we provide downside protection in a weak tanker market as well as preserving upside opportunities from the spot trading vessels in a strong tanker market.

We maintain a lean organization and use outsourcing extensively to keep a low cost basis and low cash cost breakeven rates. We emphasize maintaining high financial flexibility and a strong balance sheet and are always looking for enhancing shareholder value including a high quarterly dividend payout ratio.

IEA estimated in their May 2011 report that the global oil demand decreased by 1.0 mb/d or 1.2 percent in the first quarter of 2011 compared to the fourth quarter of 2010. At the same time the tanker market experienced a growth in fleet supply in the first quarter of 2011 due to a high number of newbuilding deliveries despite significantly fewer actual deliveries in the first quarter of 2011 than anticipated, with 32 percent slippage in the VLCC segment and 52 percent in the Suezmax segment. Henceforth the weak tanker market experienced in the second half of 2010 also continued in the first quarter of 2011 and so far into the second quarter of 2011.

The newbuilding orderbook at the end of the first quarter 2011 includes a high number of expected vessel deliveries in 2011 and 2012. However, the actual number of deliveries is likely to be lower due to the expected delays, slippage and cancellations of newbuilding orders going forward.

The International Monetary Fund forecasts world growth to rise by approximately 4.4 percent in 2011, and the IEA projects an increase in world's oil consumption in 2011 by 1.3 mb/d, compared to 2010. This is not enough to absorb the newbuilding orderbook, but will help mitigate.

It is hard to see a strong recovery in the tanker market as long as the net supply of tonnage grows faster than the total ton mile demand. As we stated in our fourth quarter 2010 report, Frontline will in case of a continued challenging market situation focus on having financial flexibility and a healthy balance sheet to be better positioned than peers to tolerate a prolonged weak trend in the tanker market and be able to react to attractive market opportunities that may occur.

Based on the Company's trading results achieved so far in the second quarter, the Board expects the weak trend in the first quarter results to be extended into the second quarter.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline management's examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
May 24, 2011

Questions should be directed to:

Jens Martin Jensen: Chief Executive Officer, Frontline Management AS
+47 23 11 40 99

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED INCOME STATEMENTS (in thousands of $)	2011 Jan-Mar	2010 Jan-Mar	2010 Jan-Dec (audited)
Total operating revenues	234,809	331,823	1,165,215
Gain on sale of assets and amortization of deferred gains	13,230	9,817	30,935
Voyage expenses and commission	75,705	67,934	282,708
Profit share expense	2,250	11,315	30,566
Ship operating expenses	51,099	45,371	195,679
Charterhire expenses	16,585	43,900	134,551
Administrative expenses	8,080	7,876	31,883
Depreciation	51,508	53,053	212,851
Total operating expenses	205,227	229,449	888,238
Net operating income	42,812	112,191	307,912
Interest income	2,161	4,076	13,432
Interest expense	(36,089)	(35,511)	(149,918)
Share of losses from associated companies	(231)	(173)	(515)
Foreign currency exchange gain	171	14	622
Other non-operating gains (losses)	8,137	208	(7,311)
Net income before taxes and noncontrolling interest	16,961	80,805	164,222
Taxes	(63)	(49)	(218)
Net income	16,898	80,756	164,004
Net income attributable to noncontrolling interest	(1,433)	(1,068)	(2,597)
Net income attributable to Frontline Ltd.	15,465	79,688	161,407

Basic earnings per share ($)	$0.20	$1.02	$2.07

Income on timecharter basis ($ per day per ship)*
VLCC	28,600	45,300	35,900
Suezmax	17,300	31,800	25,800
Suezmax OBO	36,300	47,900	47,400
* Basis = Calendar days minus off-hire. Figures after deduction of broker commission.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (in thousands of $)	2011 Jan-Mar	2010 Jan-Mar	2010 Jan-Dec (audited)
Net income	16,898	80,756	164,004
Unrealized loss from marketable securities	(58)	(6,347)	(2,013)
Foreign currency translation gain (loss)	98	(60)	(137)
Other comprehensive income (loss)	40	(6,407)	(2,150)
Comprehensive income	16,938	74,349	161,854
Comprehensive income attributable to Frontline Ltd.	15,505	73,281	159,257
Comprehensive income attributable to noncontrolling interest	1,433	1,068	2,597
	16,938	74,349	161,854

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands of $)	2011 Mar 31	2010 Mar 31	2010 Dec 31 (audited)
ASSETS
Short term
Cash and cash equivalents	182,976	85,526	176,639
Restricted cash	184,293	161,777	182,091
Other current assets	197,839	399,615	229,032
Long term
Restricted cash	60,000	129,716	62,000
Newbuildings	227,423	350,834	224,319
Vessels and equipment, net	1,343,411	851,311	1,430,124
Vessels under capital lease, net	1,393,322	1,594,644	1,427,526
Investment in finance lease	54,930	56,535	55,355
Investment in unconsolidated subsidiaries and associated companies	3,177	3,750	3,408
Other long-term assets	8,010	24,471	7,426
Total assets	3,655,381	3,658,179	3,797,920

LIABILITIES AND EQUITY
Short term liabilities
Short term debt and current portion of long term debt	114,441	131,334	173,595
Current portion of obligations under capital lease	235,771	201,884	193,379
Other current liabilities	100,184	221,179	136,603
Long term liabilities
Long term debt	1,158,719	782,244	1,190,763
Obligations under capital lease	1,264,242	1,496,826	1,336,908
Other long term liabilities	13,560	18,514	7,635
Commitments and contingencies
Equity
Equity attributable to Frontline Ltd.	755,127	795,722	747,133
Noncontrolling interest	13,337	10,476	11,904
Total equity	768,464	806,198	759,037
Total liabilities and equity	3,655,381	3,658,179	3,797,920

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of $)	2011 Jan-Mar	2010 Jan-Mar	2010 Jan-Dec (audited)
OPERATING ACTIVITIES
Net income	16,898	80,756	164,004
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	52,100	53,369	214,287
Unrealized foreign currency exchange loss (gain)	29	(107)	(138)
Gain on sale of assets and amortization of deferred gains	(13,230)	(9,817)	(30,935)
Equity losses of associated companies	231	173	515
Other, net	(5,437)	234	4,579
Change in operating assets and liabilities	(57,683)	(124,632)	(34,669)
Net cash (used in) provided by operating activities	(7,092)	(24)	317,643

INVESTING ACTIVITIES
Change in restricted cash	11,324	202,206	256,535
Additions to newbuildings, vessels and equipment	(3,127)	(99,409)	(548,946)
Finance lease payments received	355	281	1,277
Proceeds from sale of vessels and equipment	91,235	-	11,061
Proceeds from sale of investments	46,547	-	19,839
Proceeds from sale of shares in subsidiary	-	-	100
Net cash provided by (used in) investing activities	146,334	103,078	(260,134)

FINANCING ACTIVITIES
Proceeds from long-term debt, net of fees paid	(1,176)	63,239	645,537
Repayment of long-term debt	(91,198)	(34,242)	(169,953)
Fees paid on early redemption of debt	-	-	(2,732)
Repayment of capital leases	(32,745)	(109,635)	(280,579)
Dividends paid	(7,786)	(19,465)	(155,718)
Net cash (used in) provided by financing activities	(132,905)	(100,103)	36,555

Net increase in cash and cash equivalents	6,337	2,951	94,064
Cash and cash equivalents at start of period	176,639	82,575	82,575
Cash and cash equivalents at end of period	182,976	85,526	176,639

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2011 Jan-Mar	2010 Jan-Mar	2010 Jan-Dec (audited)

NUMBER OF SHARES OUTSTANDING
Balance at beginning and end of period	77,858,502	77,858,502	77,858,502

SHARE CAPITAL
Balance at beginning and end of period	194,646	194,646	194,646

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	224,245	221,991	221,991
Stock option expense	275	566	2,053
Gain on sale of shares in subsidiary	-	-	201
Balance at end of period	224,520	222,557	224,245

CONTRIBUTED SURPLUS
Balance at beginning and end of period	248,360	248,360	248,360

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance at beginning of period	(3,836)	(1,686)	(1,686)
Other comprehensive income (loss)	40	(6,407)	(2,150)
Balance at end of period	(3,796)	(8,093)	(3,836)

RETAINED EARNINGS
Balance at beginning of period	83,718	78,029	78,029
Net income	15,465	79,688	161,407
Cash dividends	(7,786)	(19,465)	(155,718)
Balance at end of period	91,397	138,252	83,718

TOTAL EQUITY ATTRIBUTABLE TO FRONTLINE LTD.	755,127	795,722	747,133

NONCONTROLLING INTEREST
Balance at beginning of period	11,904	9,408	9,408
Net liabilities assumed on purchase of noncontrolling interest	-	-	(101)
Net income	1,433	1,068	2,597
Balance at end of period	13,337	10,476	11,904

TOTAL EQUITY	768,464	806,198	759,037

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL

Frontline Ltd. (the "Company" or "Frontline") is a Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers. The Company's ordinary shares are listed on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange.

2.	ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company's annual financial statements as at December 31, 2010.

The presentation of restricted cash in the balance sheet at March 31, 2010 has been changed in order to conform to the current presentation and $62.0 million has been reclassified from short term to long term assets.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual consolidated financial statements for the year ended December 31, 2010.

3.	NEWBUILDINGS

The Company capitalized newbuilding costs of $0.4 million and interest of $2.7 million in quarter ended March 31, 2011.

4.	FAIR VALUE OF FINANCIAL INSTRUMENTS

Marketable securities of $1.5 million at March, 31, 2011 (December 31, 2010: $51.5 million) are measured at fair value on a recurring basis. The fair value of marketable securities is based on the quoted market prices. This fair value falls within the "Level 1" category of ASC 820-10 being "measurements using quoted prices in active markets for identical assets or liabilities".

5.	RELATED PARTY TRANSACTIONS

The Company's most significant related party transactions are with Ship Finance International Limited ("Ship Finance"), a company under the significant influence of our principal shareholder, as the Company leases the majority of its vessels from Ship Finance and pays Ship Finance a profit share based on the earnings of these vessels.

Amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space and guarantee fees.

In February 2011, the Company agreed with Ship Finance to terminate the long term charter parties between the companies for the single hull VLCCs Ticen Sun and Front Ace and Ship Finance simultaneously sold the vessels to unrelated third parties. The termination of the charters took place in February and March 2011, respectively. Ship Finance made a compensation payment to the Company of $5.3 million for the early termination of the charters, which was recorded in the first quarter of 2011.

6.	COMMITMENTS AND CONTINGENCIES

As of March 31, 2011, the Company was committed to make newbuilding installments of $451.5 million as follows;

(in millions of $)	Total
2011	106.9
2012	168.9
2013	175.7
451.5

There have been no significant changes in contingencies since December 31, 2010.

7.	SUBSEQUENT EVENTS

On April 4, 2011, the Company announced that it had agreed with Ship Finance to terminate the long term charter party between the companies for the OBO carrier Front Leader and that Ship Finance had simultaneously sold the vessel. The termination of the charter took place on April 12, 2011. The Company made a compensation payment to Ship Finance of $7.7 million for the early termination of the charter and the Company expects to record a loss of approximately $9.3 million in the second quarter of 2011.

On April 11, 2011, the Company announced that it had approved a grant of 145,000 share options under the terms of the existing share option scheme. The share options will have a five-year term and will vest equally one third each year over a three-year vesting period. The strike price for the options has been set to NOK 131.10 per share.

On May 18, 2011, the Company announced that it had agreed with Ship Finance to terminate the long term charter party between the companies for the OBO carrier Front Breaker and that Ship Finance had simultaneously sold the vessel. The termination of the charter is expected to take place in May 2011 and Frontline will make a compensation payment to Ship Finance of approximately $6.6 million for the early termination of the charter. The Company expects to record a loss of approximately $8.0 million in the second quarter of 2011.

On May 24, 2011, the Company declared a dividend of $0.10 per share. The record date for the dividend is June 8, 2011, the ex dividend date is June 6, 2011 and the dividend will be paid on or about June 28, 2011.